

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Sean Pelkey
Acting Chief Financial Officer
CSX Corporation
500 Water Street
15th Floor
Jacksonville, FL 32202

Re: CSX Corporation
Form 10-K for the Fiscal Year ended December 31, 2020
Filed February 10, 2021
File No. 001-08022

Dear Mr. Pelkey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Angela C. Williams